082-009/3

J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

21 July 2010



10016074

SUPPL

Dear Sir

Please find enclosed a copy of an announcement made to the London Stock Exchange today.

Yours faithfully,

Philip Davies
Assistant Company Secretary

RECEIVED
2010 JUL 29 P 12: 2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*
J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i)

3. Name of *person discharging managerial* responsibilities/director
Gary William Hughes

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
n/a

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]
Gary William Hughes

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares 28 $^{4}/_{7}$p each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Gary William Hughes

8. State the nature of the transaction
Purchase

9. Number of *shares,* debentures or financial instruments relating to *shares* acquired
739 shares

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)
n/a

11. Number of *shares,* debentures or financial instruments relating to *shares* disposed
n/a

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)
n/a

13. Price per *share* or value of transaction
348.34 pence

14. Date and place of transaction
16 July 2010

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

26,194 shares

16. Date issuer informed of transaction
20 July 2010

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved *(class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information
Shares purchased under the dividend reinvestment plan

24. Name of contact and telephone number for queries
Hazel Jarvis 020 7695 6378

Name and signature of duly authorised officer or *issuer* responsible for making notification **Hazel Jarvis** **DATE OF NOTIFICATION 21 July 2010**

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*
J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i)

3. Name of *person discharging managerial responsibilities/director*
Michael Andrew Coupe

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
n/a

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]

Michael Andrew Coupe

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares 28 $^{4}/_{7}$p each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Michael Andrew Coupe

8. State the nature of the transaction
Purchase

9. Number of *shares,* debentures or financial instruments relating to *shares* acquired
18,517 shares

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)
n/a

11. Number of *shares,* debentures or financial instruments relating to *shares* disposed
n/a

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)
n/a

13. Price per *share* or value of transaction
348.34 pence

14. Date and place of transaction
16 July 2010

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
789,664 shares

16. Date issuer informed of transaction
20 July 2010

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved *(class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information
Shares purchased under the dividend reinvestment plan

24. Name of contact and telephone number for queries
Hazel Jarvis 020 7695 6378

Name and signature of duly authorised officer or *issuer* responsible for making notification

Hazel Jarvis

DATE OF NOTIFICATION 21 July 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i)

3. Name of *person discharging managerial responsibilities/director*

Darren Shapland

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

n/a

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Darren Shapland - J Sainsbury plc Save As You Earn scheme

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ p each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

n/a

8 State the nature of the transaction

Exercise of a Save As You Earn Option

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

2,881 shares at an option price of £3.28. All shares have been retained.

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

n/a

14. Date and place of transaction

21 July 2010

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

876,985 shares

16. Date issuer informed of transaction

21 July 2010

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved (*class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Philip Davies 0207 695 3681

Name and signature of duly authorised officer or *issuer* responsible for making notification

Philip Davies

DATE OF NOTIFICATION 21 July 2010